ROYALTY AGREEMENT

As of March 31, 2006 (the "**Effective Date**")

AMONG: **GOLDCORP INC.**, a corporation incorporated under the laws of the Province of Ontario.

(hereinafter "**GOLDCORP**")

AND: **VIRGINIA GOLD MINES INC.**, a corporation existing under the laws of Canada.

(hereinafter "**VIRGINIA**")

AND: **VIRGINIA MINES INC.**, a corporation existing under the laws of Canada.

(hereinafter "**NEW VIRGINIA**")

WHICH, FOR GOOD AND VALUABLE CONSIDERATION (THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED), HAVE HEREBY AGREED AND DECLARED AS FOLLOWS:

WHEREAS pursuant to an Arrangement Agreement dated December 15, 2005, as amended on February 17, 2006 (the "**Arrangement Agreement**") between **GOLDCORP**, **VIRGINIA** and **NEW VIRGINIA,** the parties have agreed to an arrangement whereby:

(a) **VIRGINIA** has, on the Effective Date, (i) transferred to **NEW VIRGINIA** the Non-Éléonore Assets (as such term is defined in the Arrangement Agreement) in consideration for the issuance to **VIRGINIA** of common shares of **NEW VIRGINIA** and the assumption by **NEW VIRGINIA** of the Non-Éléonore Liabilities (as such term is defined in the Arrangement Agreement) and (ii) sold to **NEW VIRGINIA** the Production Royalty (as defined hereinafter) in consideration for cash and common shares of **NEW VIRGINIA**;

(c) Common Shares of **NEW VIRGINIA** were distributed to the Virginia Shareholders; and

(d) **VIRGINIA** became a wholly-owned subsidiary of **GOLDCORP** and will hold the Éléonore Assets and Éléonore Liabilities (as such terms are defined in the Arrangement Agreement);

WHEREAS VIRGINIA has consequently agreed to pay to **NEW VIRGINIA** a monthly Production Royalty, subject to **sections 1.11 and 1.12 hereof**, in the amount of the applicable percentage of **Net Smelter Returns** or **NSR** as determined in accordance with the provisions defined hereunder:

1. ROYALTY

1.1 **VIRGINIA** shall pay to **NEW VIRGINIA** a perpetual production Royalty in the amount of the applicable percentage of Net Smelter Returns (as hereinafter described) from the sale or other disposition of all Minerals produced from the Éléonore Property, determined in accordance with the provisions of this Agreement (the "**Production Royalty**" or "**Royalty**"). For purposes of this Agreement, the term "**Minerals**" shall mean any and all metals or minerals of whatever kind and nature in, under or upon the surface or subsurface of the Éléonore Property (including, without limitation, ore, metals, precious metals, base metals, industrial minerals, concentrates, gems, diamonds, commercially valuable rock, aggregate, clays and other minerals which are mined, excavated, extracted, recovered or otherwise sold). The Production Royalty shall apply to 100% of the Éléonore Property.

1.2 **For precious metals**. "**Net Smelter Returns**", in the case of gold, silver, and platinum group metals ("**Precious Metals**"), shall be determined by multiplying **(a)** the gross number of troy ounces of Precious Metals recovered from production from the Éléonore Property during the preceding calendar month ("**Monthly Production**") delivered to the smelter, refiner, processor, purchaser or other recipient of such production or an insurer as a result of a casualty ofto such production (collectively the "**Payor**"), by **(b)** for gold, the average of the London Bullion Market, Afternoon Fix, spot prices reported for the preceding calendar month (the "**Applicable Spot Price**") and for all other Precious Metals, the average of the New York Commodities Exchange final spot prices reported for the preceding calendar month for the particular Mineral for which the price is being determined, and subtracting from the product of **sections 1.2(a) and 1.2(b)** only the following if actually incurred: **(i)** charges imposed by the Payor for refining bullion from doré or concentrates of Precious Metals ("**Beneficiated Precious Metals**") produced by **VIRGINIA**'s or any of its affiliates' final mill or other final processing plant; however, charges imposed by the Payor for smelting or refining of raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals shall not be subtracted in determining Net Smelter Returns; **(ii)** penalty, assaying, and sampling charges imposed by the Payor; **(iii)** charges and costs, if any, for transportation and insurance of Beneficiated Precious Metals from **VIRGINIA**'s or any of its affiliates' final mill or other final processing plant to places where such Beneficiated Precious Metals are smelted, refined and/or sold or otherwise disposed of; and **(iv)** all taxes based directly on or assessed against the value or quantity of Minerals or their sale or production and which are paid by **VIRGINIA**, net of any rebate, credit or refund which **VIRGINIA** has received or to which it is entitled, but excluding any and all taxes based upon the net or gross income or outstanding capital of **VIRGINIA** or other operator of the Éléonore Property.

The Production Royalty percentage for all gold shall be calculated based on the applicable percentage relative to the cumulative ounces of gold produced (the "**Production Royalty Percentage**") and adjusted up or down by 5% or 10% of the applicable Production Percentage based on the relative Applicable Spot Price, in accordance with the following table:

Production Royalty Percentage Relative to the Total Ounces of Gold Produced from the Éléonore Property	
Production Royalty Percentage	**Gold Ounces Produced from the** Éléonore **Property**
2.0% (two percent)	on the first three (3) million oz
2.25% (two and one-quarter percent)	on the cumulative ounces produced between 3million oz and 4 million oz
+ 0.25% (plus one-quarter percent)	for every additional million ounces of gold produced above 4 million oz
Production Royalty Percentage Relative to the Price of Gold	
The applicable Royalty Percentage less10% of applicable Royalty Percentage	if price of gold less or equal to US$350 / oz
The applicable Royalty Percentage less 5% of applicable Royalty Percentage	if price of gold greater than US$350 / oz but less or equal to US$400 / oz
The applicable Royalty Percentage	if price of gold greater than US$400 / oz but less or equal to US$450 / oz
The applicable Royalty Percentage plus 5% of applicable Royalty Percentage	if price of gold greater than US$450 / oz but less or equal to US$500 / oz
The applicable Royalty Percentage plus 10% of applicable Royalty Percentage	if price of gold greater than US$500 / oz

Notwithstanding the foregoing, the Parties agree that the total Production Royalty Percentage for any given payment period shall not be greater than three and one-half percent (3.5%).

By way of example, the Production Royalty Percentage applied on the 5,500,000th ounce of gold produced from the Éléonore Property with a then current price of US$325/oz would be:

2.0% + 0.25 + 0.25 + 0.25 = 2.75% - 0.275% = 2.475%

The aggregate Production Royalty in respect of Precious Metals that are gold shall be the determined Production Percentage of Net Smelter Returns for gold.

The aggregate Production Royalty in respect of all Precious Metals other than gold, shall be two percent (2%) of Net Smelter Returns for the applicable Precious Metals.

1.3 In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by **VIRGINIA** or any of its affiliates, which facilities were not constructed solely for the purpose of refining Beneficiated Precious Metals or Other Minerals from the Éléonore Property, then the charges, costs and penalties for such refining shall mean the amount that **VIRGINIA** would have incurred if such refining were carried out at facilities not owned or controlled by **VIRGINIA** or any of its affiliates then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by **VIRGINIA** with respect to such refining. In the event **VIRGINIA** or any of its affiliates receives insurance proceeds for loss of production of Precious Metals from the Éléonore Property, **VIRGINIA** shall pay to **NEW VIRGINIA** the Production Royalty percentage of any such insurance proceeds, which are received by **VIRGINIA** or any of its affiliates for such loss of production.

1.4 **For Other Minerals**. "**Net Smelter Returns**", in the case of **all Minerals other than Precious Metals,** and the beneficiated products thereof ("**Other Minerals**"), shall be determined by multiplying **(a)** the gross amount of the particular Other Mineral contained in the Monthly Production delivered to the Payor during the preceding calendar month by **(b)** the average of the New York Commodities Exchange final daily spot prices reported for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of **sections 1.4(a) and 1.4(b)** only the following if actually incurred: **(i)** charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to **VIRGINIA**'s or any of its affiliates' mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; **(ii)** penalty, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals, contained in such production, but excluding any and all charges and costs related to **VIRGINIA**'s or any of its affiliates' mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; **(iii)** charges and costs, if any, for transportation and insurance of Other Minerals and the beneficiated products thereof from **VIRGINIA**'s or any of its affiliates' final mill or other final processing plant to places where such Beneficiated Precious Metals are smelted, refined and/or sold or otherwise disposed of; and **(iv)** all taxes based directly on or assessed against the value or quantity of Minerals or their sale or production and which are paid by **VIRGINIA**, net of any rebate, credit or refund which **VIRGINIA** has received or to which it is entitled, but excluding any and all taxes based upon the net or gross income or outstanding capital of **VIRGINIA** or other operator of the Éléonore Property. If for any reason the New York Commodities Exchange does not report spot pricing for a particular Other Mineral, then the Parties shall

mutually agree upon an appropriate pricing mechanism that accurately reflects the market value of any such Other Mineral.

1.5 The aggregate Production Royalty in respect of Other Minerals shall be two percent (2%) of Net Smelter Returns for the applicable Other Minerals.

1.6 In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by **VIRGINIA** or any of its affiliates, which facilities were not constructed solely for the purpose of milling or processing Other Minerals from the Éléonore Property, then charges, costs and penalties for such smelting, refining or processing shall mean the amount **VIRGINIA** would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by **VIRGINIA** or any of its affiliates then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by **VIRGINIA** with respect to such smelting and refining. In the event **VIRGINIA** or any of its affiliates receives insurance proceeds for loss of production of Other Minerals from the Éléonore Property, **VIRGINIA** shall pay to **NEW VIRGINIA** the Royalty percentage of any such insurance proceeds, which are received by **VIRGINIA** or any of its affiliates for such loss of production.

1.7 **Payments of Royalty in Cash or in Kind**. Production Royalty payments shall be made to **NEW VIRGINIA** as follows:

(a) **Royalty in Kind**. **NEW VIRGINIA** may elect to receive its Royalty on Precious Metals from the Éléonore Property "in cash" or "in kind" as refined bullion. The elections may be exercised once per year on a calendar year basis during the life of production from the Éléonore Property. Notice of election to receive the following year's Royalty for Precious Metals "in cash" or "in kind" shall be made in writing by **NEW VIRGINIA** and delivered to **VIRGINIA** on or before November 1 of each year. In the event no written election is made, the Royalty for Precious Metals will continue to be paid to **NEW VIRGINIA** as it is then being paid. As of the Effective Date of this Agreement, **NEW VIRGINIA** elects to receive its Royalty on Precious Metals "in cash". Royalties on Other Minerals shall not be payable "in kind". **(i)** If **NEW VIRGINIA** elects to receive its Royalty for Precious Metals "in kind", **NEW VIRGINIA** shall open a bullion storage account at each refinery or mint designated by **VIRGINIA** as a possible recipient of refined bullion for which **NEW VIRGINIA** will be credited. **NEW VIRGINIA** shall be solely responsible for all costs and liabilities associated with maintenance of such account or accounts and **VIRGINIA** shall not be required to bear any additional expense with respect to such "in-kind" payments. **(ii)** Royalties will be paid by the deposit of refined bullion into **NEW VIRGINIA**'s account at the refinery or mint at which the refined bullion is refined. On or before the 25th day of each calendar

month following a calendar month during which production and sale or other disposition occurred, **VIRGINIA** shall deliver written instructions to the mint or refinery, with a copy to **NEW VIRGINIA** directing the mint or refinery to deliver refined bullion due to **NEW VIRGINIA** in respect of the Royalty, by crediting to **NEW VIRGINIA**'s account the number of ounces of refined bullion for which Royalty is due; provided, however, that the words "other disposition" as used in this Agreement shall not include processing, milling, beneficiation or refining losses of Precious Metals. The number of ounces of refined bullion to be credited will be based upon **NEW VIRGINIA**'s share of the previous month's production and sale or other disposition as calculated pursuant to the commingling provisions of **section 1.10**. **(iii)** Royalty payable "in kind" on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in **section 1.2**. **(iv)** Title to refined bullion delivered to **NEW VIRGINIA** under this Agreement shall pass to **NEW VIRGINIA** at the time such bullion is credited to **NEW VIRGINIA** at the mint or refinery. **(v) NEW VIRGINIA** agrees to hold harmless **VIRGINIA** from any liability imposed as a result of the election of **NEW VIRGINIA** to receive Royalty "in kind" and from any losses incurred as a result of **NEW VIRGINIA**'s trading and hedging activities. **NEW VIRGINIA** assumes all responsibility for any shortages, which occur as a result of **NEW VIRGINIA**'s anticipation of credits to its account in advance of an actual deposit or credit to its account by a refiner or mint. **(vi)** When royalties are paid "in kind", the amounts of refined bullion to the account of **NEW VIRGINIA** will not reflect the costs deductible in calculating Net Smelter Returns under this Agreement. Within thirty (30) days of the receipt of a statement showing charges incurred by **VIRGINIA** for transportation, smelting or other deductible costs, **NEW VIRGINIA** shall remit to **VIRGINIA** full payment for such charges. If **NEW VIRGINIA** does not pay such charges when due, **VIRGINIA** shall have the right, at its election, provided **NEW VIRGINIA** does not dispute such charges, to deduct the gold equivalent of such charges from the ounces of gold bullion to be credited to **NEW VIRGINIA** in the following month.

(b) **In Cash.** If **NEW VIRGINIA** elects to receive payment of the Royalty for Precious Metals in cash, and as to the Royalty payments payable on Other Minerals, payments shall be paid on or before the twenty-fifth (25th) day of the month following the calendar month in which the minerals subject to the Royalty were shipped to the Payor by **VIRGINIA**. For purposes of calculating the cash amount due to **NEW VIRGINIA**, Precious Metals and Other Minerals will be deemed to have been sold or otherwise disposed of at the time refined production from the Éléonore Property is delivered, made available, or credited to **VIRGINIA** by a mint or refiner. The price used for calculating the cash amount

due for Royalty on Precious Metals or Other Minerals shall be determined in accordance with **section 1.2** and **section 1.4** as applicable. **VIRGINIA** shall make each Royalty payment to be paid in cash by delivery of a cheque payable to **NEW VIRGINIA** and delivering such cheque to **NEW VIRGINIA** to the address listed in this Agreement, or to such other address as **NEW VIRGINIA** may direct in writing or by direct bank deposit to **NEW VIRGINIA**'s account as **NEW VIRGINIA** shall designate in writing. Should default be made in any cash payment when due for Royalty and such default still exists ten (10) days following notice of non-payment, then all unpaid amounts then due shall bear interest at the rate of fifteen percent (15%) per annum commencing from and after such payment due date until paid.

(c) **Detailed Statement**. All Royalty payments or credits shall be accompanied by a detailed statement explaining the calculation thereof with any available settlement sheets from the Payor.

(d) Notwithstanding the terms of any other provisions in this Agreement, **VIRGINIA** shall not be obligated to make any Royalty payment before **VIRGINIA** **(i)** in the case of payment in kind, has received possession of or been credited with, or **(ii)** in the case of payment in cash, received or been credited with payment for the sale or other disposition of, the Minerals upon which such Royalty payment is calculated, including Precious Metals, unless such failure to receive or be credited for payment in kind or in cash by **VIRGINIA** or any of its affiliates is due to intentional delay by **VIRGINIA** or any of its affiliates.

(e) All Royalty payments, including interest, if any, will be made subject to withholding or deduction in respect of the Royalty for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied on such Royalty payment by or on behalf of any governmental authority having power and jurisdiction to tax and for which **VIRGINIA** is obligated in law to withhold or deduct and remit to such governmental authority. **VIRGINIA** shall set out in the statement referred to in **section 1.7(c)** any amount so withheld.

1.8 **Monthly Reports and Reconciliation**. **(a)** On or before the twenty-fifth (25th) day of the month, **VIRGINIA** shall send to **NEW VIRGINIA** a production report for the prior calendar month. **(b)** On or before the twenty-fifth (25th) day of the month, **VIRGINIA** shall make an interim settlement based on the information then available of such Royalty for the prior calendar month, either "in cash" or "in kind", whichever is applicable, by paying **(i)** not less than one hundred percent (100%) of the anticipated final settlement of Precious Metals "in kind" Royalty payments and **(ii)** not less than ninety-five percent (95%) of the anticipated final settlement of cash Royalty payments. **(c)** The Parties recognize that a period of time exists between the production of ore, the production of doré or concentrates from ore, the production of refined or finished product from

doré or concentrates, and the receipt of Payor's statements for refined or finished product. As a result, the payment of Royalty will not coincide exactly with the actual amount of refined or finished product produced from the Éléonore Property for the previous month. **VIRGINIA** will provide final reconciliation within fifteen (15) days after settlement is reached with the Payor for all lots sold or subject to other disposition in any particular month. (c) In the event that **NEW VIRGINIA** has been underpaid for any provisional payment (whether "in cash" or "in kind"), **VIRGINIA** shall pay the difference "in cash" by cheque and not "in kind" with such payment being made at the time of the final reconciliation. If **NEW VIRGINIA** has been overpaid in the previous calendar month, **NEW VIRGINIA** shall forthwith make a payment to **VIRGINIA** of the difference by cheque. Reconciliation payments shall be made on the same basis as used for the payment in cash pursuant to **section 1.7(b)** hereof; provided that **VIRGINIA** shall be entitled to set off any amount owing to it by **NEW VIRGINIA** against the following month's Royalty payment when due.

1.9 **Hedging Transactions**. All profits and losses resulting from **VIRGINIA**'s sales of Precious Metals or Other Minerals, or **VIRGINIA**'s engaging in any commodity futures trading, option trading or metals trading, or any combination thereof, and any other hedging transactions including trading transactions designed to avoid losses and obtain possible gains due to metal price fluctuations (collectively "**Hedging Transactions**") are specifically excluded from Royalty calculations pursuant to this Agreement. All Hedging Transactions by **VIRGINIA** and all profits or losses associated therewith, if any, shall be solely for **VIRGINIA**'s account. The Royalty payable on Precious Metals or Other Minerals subject to Hedging Transactions shall be determined as follows: **(a) Affecting Precious Metals**. The amount of Royalty to be paid on all Precious Metals subject to Hedging Transactions by **VIRGINIA** shall be determined in the same manner as provided in **section 1.2**, with the understanding and agreement that the average monthly spot price shall be for the calendar month preceding the calendar month during which Precious Metals subject to Hedging Transactions are shipped by **VIRGINIA** to the Payor. **(b) Affecting Other Minerals**. The amount of Royalty to be paid on all Other Minerals subject to Hedging Transactions by **VIRGINIA** shall be determined in the same manner as provided in **section 1.4**, with the understanding and agreement that the average monthly spot price shall be for the calendar month preceding the calendar month during which Other Minerals subject to Hedging Transactions are shipped by **VIRGINIA** to the Payor.

1.10 **Commingling**. **VIRGINIA** shall have the right to commingle Precious Metals and Other Minerals from the Éléonore Property with minerals from other properties. Before any Precious Metals or Other Minerals produced from the Éléonore Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Éléonore Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content, applied on a consistent basis. Representative samples of the Precious Metals or Other Minerals shall be

retained by **VIRGINIA** and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine gross metal content of Precious Metals or gross metal or mineral content of Other Minerals. **VIRGINIA** shall retain such analyses for a reasonable amount of time, but not less than twenty-four (24) months, after receipt by **NEW VIRGINIA** of the Royalty paid with respect to such commingled Minerals from the Éléonore Property, and shall retain such samples taken from the Éléonore Property for not less than thirty (30) days after collection.

1.11 **Minimum Advance Royalty Payment.** If **VIRGINIA** has not brought the Éléonore Property into Commercial Production within thirty-six (36) months from the Effective Date (the "**Development Period**"), **VIRGINIA** shall pay to **NEW VIRGINIA**, on or before the first business day of each month following the Development Period, a minimum advance royalty payment (the "**Minimum Advance Royalty Payment**" or "**MARP**") of one hundred thousand United States dollars (US$100,000) per month until the date of commencement of Commercial Production, to a maximum of US$5,000,000. **GOLDCORP** shall cause **VIRGINIA** to pay the **MARPs** to **NEW VIRGINIA** in accordance with this **section 1.11**.

1.12 **Post-Production Royalty Payment.** In the event that **VIRGINIA** commences Commercial Production on the Éléonore Property following the Development Period and on or before the date which is fifty (50) months following the Development Period, **VIRGINIA** shall continue to pay to **NEW VIRGINIA** a minimum royalty payment (the "**Post-Production Royalty Payment**" or "**PPRP**") of one hundred thousand United States dollars (US$100,000) per month. **GOLDCORP** shall cause **VIRGINIA** to pay the **PPRPs** to **NEW VIRGINIA** in accordance with this **section 1.12**.

1.13 Upon commencement of Commercial Production on the Éléonore Property, **VIRGINIA** shall be allowed to apply the cumulative MARPs and PPRPs paid to **NEW VIRGINIA** against any Production Royalty payable to **NEW VIRGINIA**.

1.14 In the event that VIRGINIA ceases Commercial Production on the Éléonore Property, the obligation to pay the PPRP shall cease, but not the obligation to pay the Production Royalty, shall cease.

2. STOCKPILINGS AND TAILINGS

2.1 VIRGINIA or its operator shall be entitled to temporarily stockpile, store or place ores or mined rock containing Minerals produced from the Éléonore Property in any locations owned, leased or otherwise controlled by **VIRGINIA** or its Affiliates or any processor of such Minerals on or off the Éléonore Property, provided the same are appropriately secured from loss, theft, tampering and contamination.

2.2 All tailings, residues, waste rock, spoiled leach materials, bulk samples, and other materials (collectively "**Materials**") resulting from **VIRGINIA**'s

operations and activities on the Éléonore Property shall be the sole property of **VIRGINIA**, but shall remain subject to the Royalty should the Materials be processed or reprocessed, as the case may be, in the future and result in the production and sale or other disposition of Precious Metals or Other Minerals. Notwithstanding the foregoing, **VIRGINIA** shall have the right to dispose of Materials from the Éléonore Property on or off of the Éléonore Property and to commingle the same (as provided herein) with materials from other properties. In the event Materials from the Éléonore Property are processed or reprocessed, as the case may be, and regardless of where such processing or reprocessing occurs, the Royalty payable thereon shall be determined on a pro rata basis as determined by using the best engineering and technical practices then available.

3. PERPETUITY

Subject to **section 8.12**, the Royalty created hereby shall be perpetual, it being the intent of the Parties hereto that, to the extent allowed by law, the Royalty shall constitute a vested interest in and a covenant running with the land affecting the Éléonore Property and all successions thereof whether created privately or through governmental action and, subject to the provisions of **section 8.10** of this Agreement, shall inure to the benefit of and be binding upon the Parties and their respective legal representatives, successors and assigns so long as **VIRGINIA** or any successor or assignee of **VIRGINIA** holds any rights or interests in the Éléonore Property. In the event a court of competent jurisdiction determines that any right, power or interest of any Party under this Agreement would violate the rule against perpetuities, then such right, power or interest shall terminate at the expiration of twenty (20) years after the death of the last survivor of all lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the Effective Date of this Agreement. This Agreement shall not be terminated solely as a result of a violation of the rule against perpetuities.

4. RE-ACQUIRED INTERESTS

In the event **VIRGINIA** or any Affiliate or any successor or assignee of it surrenders, allows to lapse or otherwise terminates its interest in any portion or all of the Éléonore Property and within a period of five (5) years from the date of such surrender, lapse or other termination, reacquires a direct or indirect interest in respect of the land covered by the former Éléonore Property, then the Royalty shall apply to such interest so reacquired. **VIRGINIA** shall give written notice to **NEW VIRGINIA** within ten (10) days of any acquisition or reacquisition of the Éléonore Property.

5. INDEMNIFICATION BY VIRGINIA

VIRGINIA shall be responsible for all costs, fines, damages, judgments, penalties or responsibilities (environmental and otherwise) in connection with the Éléonore Property, its ownership and use of the Éléonore Property and for any and all work performed in and on the Éléonore Property arising subsequent to the Effective Date. **VIRGINIA** hereby indemnifies and saves harmless **NEW VIRGINIA** from any loss, cost or liability (including reasonable legal fees) arising from a claim against **NEW VIRGINIA** in respect of: **(a)** any failure by **VIRGINIA** to timely and fully perform all reclamation, restoration, waste disposal or other closure obligations required by law or regulation, the terms and

conditions of applicable licenses or by governmental authorities or otherwise to prevent liability in respect of all activities on the Éléonore Property arising subsequent to the Effective Date; **(b)** any failure or omission by **VIRGINIA** which results in a violation of or liability under any present or future applicable federal, provincial, territorial or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies or guidelines in respect of all activities on the Éléonore Property arising subsequent to the Effective Date; and **(c)** any claims by third parties against **NEW VIRGINIA** in respect of property damage or injury or death to persons arising out of the activities on or with respect to the Property arising subsequent to the Effective Date. In the event **NEW VIRGINIA** elects to and does acquire the Éléonore Property upon abandonment by **VIRGINIA** in accordance with **section 8.12**, **VIRGINIA** shall be released from the foregoing liabilities and indemnifications with respect to activities on or with respect to activities on or with respect to the Éléonore Property arising subsequent to the effective date of such acquisition by **NEW VIRGINIA**.

6. REGISTRATION ON TITLE

The Parties agree that following the Effective Date **NEW VIRGINIA** may register or record against title to the Éléonore Property this Agreement or such form of notice, caution or other document(s) including, without limitation, such hypothec, collateral charge/ or mortgage as it considers appropriate to secure payment from time to time of the sums due under this Agreement and to give notice of **NEW VIRGINIA'S** interests under this Royalty Agreement. **GOLDCORP** and **VIRGINIA** hereby consent to such registering or recording and agree to co-operate with **NEW VIRGINIA** to accomplish the same; provided that, **NEW VIRGINIA** shall subordinate such collateral mortgage or other security instruments to any charge, mortgage, lien or other similar encumbrance of **VIRGINIA** securing financing for the development of the Éléonore Property provided **VIRGINIA** has complied with **section 8.10**.

7. REPORTING, RECORDS AND AUDITS, INSPECTIONS, NEW RESOURCES OR RESERVES, CONFIDENTIALITY AND PRESS RELEASES

7.1 Reporting. No later than March 1 of each year, **VIRGINIA** shall provide **NEW VIRGINIA** with an annual report of mining activities and operations conducted with respect to the Éléonore Property during the preceding calendar year. Such annual report shall include details of: **(a)** the preceding year's mining activities with respect to the Éléonore Property; **(b)** ore reserve data for the calendar year just ended; and **(c)** estimates of anticipated production and estimated remaining ore reserves with respect to proposed activities for the Éléonore Property for the current calendar year.

7.2 Records and Audits. **NEW VIRGINIA** shall have the right, twice per calendar year, upon reasonable advance notice to **VIRGINIA**, to inspect and perform audits of all books, records, technical data, information and materials relevant to the production and stockpiling of Minerals and the calculation and payment of the Royalty (the "**Data**"); provided that such inspections shall not unreasonably interfere with **VIRGINIA**'s activities with respect to the Éléonore Property. **VIRGINIA** makes no representations or warranties to **NEW VIRGINIA** concerning any of the

Data or any information contained in the annual reports, and **NEW VIRGINIA** agrees that if it elects to rely on any such Data or information, it does so at its sole risk. If any such audit or inspection reveals the Royalty payments for any calendar year are underpaid by more than five percent (5%), **VIRGINIA** shall reimburse **NEW VIRGINIA** for its reasonable costs incurred in such audit or inspection. Subject at all times to applicable work place rules, the supervision of **VIRGINIA** and the confidentiality provisions of this Agreement, **NEW VIRGINIA** shall be entitled to enter the mine workings and structures on the Éléonore Property at reasonable times upon reasonable advance notice for inspection thereof, but **NEW VIRGINIA** shall so enter at its own risk and shall indemnify and hold **VIRGINIA** and its Affiliates harmless against and from any and all loss, costs, damage, liability and expense (including but not limited to reasonable attorneys' fees and costs) by reason of injury to **NEW VIRGINIA** or its agents or representatives or damage to or destruction of any property of **NEW VIRGINIA** or its agents or representatives while on the Éléonore Property on or in such mine workings and structures, unless such injury, damage, or destruction is a result, in whole or in part, of the negligence of **VIRGINIA**.

7.3 Conduct of Operations.

(a) Notwithstanding any other term of this Agreement, all decisions concerning methods, the extent, times, procedures and techniques of any (i) exploration, development and mining related to the Éléonore Property, (ii) leaching, milling, processing or extraction treatment and (iii) materials to be introduced on or to the Éléonore Property or produced therefrom, shall be made by **VIRGINIA** in its sole and absolute discretion, and all decisions concerning the sale, refinement or other disposition of Minerals from the Éléonore Property, shall be made by **VIRGINIA** acting with commercial reasonableness.

(b) **VIRGINIA** shall not be responsible for or obliged to make any Royalty payments for Minerals or Mineral value lost in any mining or processing of the Minerals conducted in accordance with accepted mining practices. **VIRGINIA** shall not at any time be required to mine Minerals but shall process any Minerals that it mines from the Éléonore Property as reasonably expeditiously as possible.

(c) Each time **VIRGINIA** establishes a mineral resource or a mineral reserve estimate on the Éléonore Property or establishes a new mineral resource or a new material change estimate which is material change to the prior mineral resource or mineral reserve estimate, **VIRGINIA** shall provide **NEW VIRGINIA** with such estimate as soon as practicable.

7.4 Confidentiality. **NEW VIRGINIA** shall not, without the prior written consent of **VIRGINIA**, which shall not be unreasonably delayed or withheld, knowingly disclose to any third party Data or information

obtained pursuant to this Agreement which is not generally available to the public; provided, however, that **NEW VIRGINIA** may disclose Data or information so obtained without the consent of **VIRGINIA**: **(a)** if required for compliance with laws, rules, regulations or orders of a governmental agency or stock exchange; **(b)** to any of **NEW VIRGINIA**'s consultants or advisors; **(c)** to any third party to whom **NEW VIRGINIA**, in good faith, anticipates selling or assigning **NEW VIRGINIA**'s interest in this Agreement; and **(d)** to a prospective lender, provided that such consultants, third parties or lenders first sign a confidentiality agreement with **NEW VIRGINIA**; or **(e)** to a third party to which a Party or its parent company contemplates a transfer to, or a merger, amalgamation or other corporate reorganization with, provided however, that any such third party to whom disclosure is made has a legitimate business need to know the disclosed information, and shall first agree in writing to protect the confidential nature of such information to the same extent **NEW VIRGINIA** is obligated under this section.

7.5 Press Releases. A Party desiring to make a disclosure, statement or press release concerning this Agreement or the Arrangement Agreement shall first consult with the other Party prior to making such disclosure, statement or press release, and the Parties shall use all reasonable efforts, acting expediently and in good faith, to agree upon a text for such statement or press release which is satisfactory to all Parties. Subject to its rights and obligations regarding confidentiality under **section 7.4**, **NEW VIRGINIA** shall not issue any press release containing technical information relating to the Property except upon giving **VIRGINIA** two (2) days advance written notice of the contents thereof, and **NEW VIRGINIA** shall make any reasonable changes to such proposed press release as such changes may be timely requested by **VIRGINIA**, provided, however, that **NEW VIRGINIA** may include in any press release without notice any information previously reported by **VIRGINIA** or **NEW VIRGINIA**. A Party shall not, without the consent of the other Party, issue any press release that implies or infers that the non-issuing Party endorses or joins the issuing Party in statements or representations contained in any press release.

8. GENERAL PROVISIONS

8.1 Amendment. This Agreement may be amended, modified or supplemented only by a written agreement signed by each Party.

8.2 Waiver of Rights. Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

8.3 Applicable Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

8.4 Dispute Resolution.

(a) Any dispute, controversy or claim arising out of, in relation to or in connection with this Agreement, including any dispute as to the validity, interpretation, enforceability or breach of this Agreement, shall be dealt with as follows:

i. The Party claiming that a dispute exists will give to the other Party formal written notice of such dispute together with details of that dispute;

ii. Unless such dispute has been settled by the Parties within thirty (30) days, it will be referred to a panel comprised of the Chief Executive Officers of each of the Parties, who shall attempt to resolve the matter in an agreeable manner;

iii. If the matter is not resolved by such panel or if either Chief Executive Officer refuses to participate within fifteen (15) days of being asked to do so by the other Party, it shall be exclusively and finally settled by binding arbitration before a single qualified arbitrator appointed upon the unanimous agreement of the Parties and conducted in accordance with the *Arbitrations Act* (Ontario). The arbitrator shall be qualified by education and experience to determine the matter being arbitrated.

iv. If the Parties cannot agree within a further seven (7) days on the identity of an arbitrator, then either Party may request the Superior Court of Justice (Ontario) to nominate a person suitably experienced and qualified to act as arbitrator.

v. The decision rendered by the arbitrator may be entered into any court. Each Party shall pay their own fees and expenses (and shall pay their own attorneys' fees and expenses) related to the arbitration, regardless of how the arbitrated issue is decided. The Parties covenant that they shall conduct all aspects of such arbitration having regard at all times to minimizing the cost and expediting the final resolution of such arbitration. Arbitration shall be conducted in English, in Toronto, Canada.

(b) If, for the purpose of obtaining judgment in any court in Canada, it becomes necessary to convert into Canadian dollars ("**Judgment Currency**") an amount due in United States dollars hereunder ("**Original Currency**") then the conversion shall be made at the Rate of Exchange prevailing on the business day before the day

on which the judgment is given. If there is a change in the Rate of Exchange prevailing between the business day before the day on which the judgment is due, the paying Party will pay such additional amounts (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency when converted at the Rate of Exchange prevailing on the date of payment will produce the amount then due under this Agreement in the Original Currency and such additional amount shall bear interest, from the date same become due, at the rate of fifteen percent (15%) per annum. "**Rate of Exchange**" means the spot rate at which the Party who is the payee is able on the relevant date to purchase Original Currency with Judgment Currency and includes any premium and costs of exchange.

8.5 **Currency.** Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to lawful money of United States of America.

8.6 **No Joint Venture, Mining Partnership, Commercial Partnership.** This Agreement shall not be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between or among **VIRGINIA** and **NEW VIRGINIA**.

8.7 **Time.** Time is of the essence of each provision of this Agreement.

8.8 **Definitions.** In this Agreement and the Schedule(s) attached to this Agreement the following terms shall have the following meanings:

"**Affiliate**" shall have the meaning ascribed to that term by the *Canada Business Corporations Act* on the date hereof.

"**Agreement**" or "**Royalty Agreement**" means this Royalty Agreement and all amendments, modifications and supplements thereto.

"**Applicable Spot Price**" means as described in **section 1.2**.

"**Arrangement Agreement**" means the agreement as described in the recitals to this Agreement.

"**Beneficiated Precious Metals**" means as described in **section 1.2**.

"**Business Day**" means any calendar day other than a Saturday or Sunday or any statutory holiday or civic holiday in the Province of Quebec.

"**Commercial Production**" means the first day following the first fifteen (15) consecutive days during which (i) in the case of Minerals which are required to be processed or refined, Minerals have been processed (excluding bulk sampling) from the Éléonore Property at an average rate not less than 70% of the initial rated mine production as specified in the

feasibility study pursuant to which the Élénore Property was developed as a mine and (ii) in the case of Minerals which do not require processing or refining following extraction, Minerals are extracted on a commercial basis;

"**Data**" means as described in **section 7.2**.

"**Effective Date**" means the date specified on the top of page one of this Agreement.

"**Éléonore Property**" means the property described in **Schedule D** of the Arrangement Agreement including, without limitation, any amendments, supplements, renewals and replacements thereof.

"**Feasibility Study**" means, as defined in National Instrument 43-101 of the Canadian Securities Administrators, a comprehensive study and report of a deposit in which all geological, engineering, operating, economic and other relevant factors and material information are considered in accordance with engineering standards and in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral.

"**GAAP**" means accounting principles generally accepted in Canada.

"**GOLDCORP**" means as defined in the recitals hereto and shall include, to the extent applicable in the circumstances, all of **GOLDCORP**'s successors-in-interest, including without limitation assignees, partners, joint-venture partners, lessees, and when applicable, mortgagees and Affiliates having or claiming an interest in the Éléonore Property.

"**Hedging Transactions**" means as described in **section 1.9**.

"**Judgement Currency**" means Canadian currency.

"**Materials**" means as described in **section 2.2**.

"**Minerals**" means as described in **section 1.1**.

"**Monthly Production**" means as described in **section 1.2**.

"**Net Smelter Returns**" means as described in **section 1.2** and **section 1.4** as applicable.

"**Notice**" means as described in **section 8.9**.

"**Original Currency**" means United States currency.
"**Other Mineral(s)**" means as described in **section 1.4**.

"**Parties**" means **NEW VIRGINIA, VIRGINIA** and **GOLDCORP** collectively.

assignee and **NEW VIRGINIA** shall **VIRGINIA** and **GOLDCORP** be relieved or discharged from the this Agreement. **VIRGINIA** shall not be relieved or discharged from this Agreement and the Arrangement Agreement in respect of any rights, interest or obligations of **VIRGINIA** in or with respect to this Agreement which are not assigned or assumed in accordance with the foregoing and **NEW VIRGINIA** may continue to look to **VIRGINIA** for performance with respect thereto.

8.11 Pre-Emptive Rights and Exempt Transfers

(a) **Pre-Emptive Rights**
NEW VIRGINIA shall not sell, transfer or otherwise dispose of all or part of its interest in the Royalty except as otherwise expressly permitted under this Agreement without having offered same to **VIRGINIA** in writing on terms ("Offering Notice") which shall include a cash consideration or a consideration which has a cash alternative. If **VIRGINIA** does not elect to acquire **NEW VIRGINIA**'s interest herewith within thirty (30) days thereafter, **NEW VIRGINIA** shall then have the right to transfer its interest without further restriction on the same terms as offered to **VIRGINIA** within sixty (60) days following such declination failing which the terms of this **section 8.11(a)** shall again come into effect with respect to **NEW VIRGINIA**'s interest hereunder.

(b) **Exempt Transfers**
Section 8.11(a) hereof shall not apply to a transfer where such transfer is **(i)** made by **NEW VIRGINIA** to an affiliate of **NEW VIRGINIA** of all or part of **NEW VIRGINIA**'s interest in the Royalty; or **(ii)** made by **NEW VIRGINIA** of all or part of **NEW VIRGINIA**'s interest in the Royalty as a result of a merger, consolidation, amalgamation or reorganization of **NEW VIRGINIA**.

8.12 Maintenance of the Éléonore Property. **VIRGINIA** shall pay all governmental taxes, duties or other payments, make any minimum investments required by law, perform all acts and comply with all obligations under applicable law required to maintain the Éléonore Property (excluding those portions of the Property previously abandoned by it as provided for in this section) in good standing. At any time and from time to time, **VIRGINIA** may elect to abandon all or any part or parts of the Éléonore Property by giving notice to **NEW VIRGINIA** of such election not less than one hundred twenty (120) days prior to the proposed date of abandonment. The notice shall identify the portion of the Éléonore Property which is proposed to be abandoned. Upon expiry of such one hundred twenty (120) day period, **VIRGINIA**'s obligations hereunder in respect of such abandoned interest shall terminate and thereafter the term "Éléonore Property" as used in this Agreement will apply to those interests comprising the Éléonore Property which have not been abandoned by **VIRGINIA**. In such event, if requested by **NEW VIRGINIA**, **VIRGINIA** shall execute documents transferring to **NEW VIRGINIA** title to any part or parts of the Éléonore Property which **VIRGINIA** is abandoning for and in consideration of the sum of One

"**Party**" means either of the Parties individually.

"**Payor**" means as described in **section 1.2**.

"**Precious Metals**" means as described in **section 1.2**.

"**Production Royalty**" and "**Royalty**" means the Net Smelter Returns Royalty stipulated in **section 1.1** and further described in this Agreement.

"**Rate of Exchange**" means the spot rate at which a Party is able on the relevant date to purchase Original Currency with Judgement Currency and includes any premium and costs of exchange as described in **section 8.4**.

"**Transmission**" means as described in **section 8.9**.

"**NEW VIRGINIA**" means as defined in the recitals hereto and shall include, to the extent applicable in the circumstances, all of **NEW VIRGINIA**'s successors-in-interest, including, without limitation, assignees, partners, joint-venture partners, lessees, and when applicable mortgagees and Affiliates having or claiming an interest in the Éléonore Property.

8.9 **Notices**. **(a)** Any notice, demand or other communication (in this section, a "**notice**") required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if: **(i)** delivered in person during normal business hours of the recipient on a Business Day and left with a receptionist or other responsible employee of the recipient at the applicable address first set forth in this Agreement; or **(ii)** sent by facsimile transmission (a "**Transmission**") during normal business hours on a Business Day; and **(b)** each notice sent in accordance with this section shall be deemed to have been received; **(i)** on the day it was delivered; or on the same day that it was sent by facsimile transmission, or **(ii)** on the first Business Day thereafter if the day on which it was sent by fax transmission was not a Business Day or if it was sent after normal business hours. The notice addresses for the Parties are set out on page one of this Agreement. A Party may change its address for notice by giving notice to the other Party in accordance with this section.

8.10 **Assignment**. Except as otherwise provided in this Agreement, **VIRGINIA** may assign, transfer, convey or otherwise dispose of or lease, mortgage, charge or otherwise encumber all or part of its rights, interests and obligations in and to the Éléonore Property or in and under this Agreement: provided, however, any option, joint venture, assignment, transfer, conveyance or other disposition by **VIRGINIA** of its rights, obligations, and interests in or with respect to the Éléonore Property or this Agreement shall be void unless the proposed assignee has first agreed in writing with **NEW VIRGINIA** to observe and be bound by all of the provisions of this Agreement with respect to the rights, interests and obligations being assigned to or assumed by the assignee in the place and stead of **VIRGINIA** and only subsequent to the signing of a definitive agreement in substantially the form of this Agreement as between such

Dollar (CAD$1.00). If **VIRGINIA** elects not to pay any governmental taxes, duties or other payments or make any minimum investments required by law or perform all acts and comply with all obligations under applicable law required to maintain the Éléonore Property (excluding those portions of the Éléonore Property previously abandoned by it as provided in this section) in good standing, **VIRGINIA** shall give notice to **NEW VIRGINIA** of such election not less than ninety (90) days prior to any due date. In such event, if requested by **NEW VIRGINIA**, **VIRGINIA** shall execute documents transferring to **NEW VIRGINIA** title to any part or parts of the Éléonore Property affected by such election by **VIRGINIA** for and in consideration of the sum of One Dollar (CAD$1.00). Subject to **section 4**, upon abandonment of all of the Éléonore Property, this Agreement shall terminate and the notion of perpetuity described in **section 3** shall terminate.

8.13 Accounting Principles. All calculations hereunder shall be made in accordance with GAAP as the same may be in effect from time to time.

8.14 Further Assurances. The Parties promptly shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the purposes of this Agreement.

8.15 Entire Agreement. This Agreement together with the Arrangement Agreement and attached Schedules and the Closing Documents (as described in the Arrangement Agreement) constitute the entire agreement between the Parties with respect to the subject matter hereof.

8.16 English Language. The Parties hereto expressly declare that they require this Agreement, and all documents and notices relating thereto, to be drafted and written solely in the English language. *Les Parties déclarent expressément qu'elles exigent que ce contrat, ainsi que tous les documents et avis s'y rapportant, soient rédigés et écrits exclusivement en anglais.*

8.17 Counterparts. This Agreement may be executed in any number of counterparts, and it shall not be necessary that the signatures of the Parties be contained on any counterpart. Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

8.18 GOLDCORP Guarantee. GOLDCORP hereby guarantees the due punctual and full payment and performance of all obligations, covenants, commitments, debts, agreements, indemnities, representations, warranties, and undertakings of any kind whatsoever of VIRGINIA arising out of this Agreement provided that in no event shall the aggregate of the obligations and liabilities of GOLDCORP be greater than the obligations and liability of VIRGINIA under this Agreement.

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement effective as of the date first written above.

GOLDCORP INC.	**VIRGINIA MINES INC.**
By: ______________________	By: A. Gaumond
Title: ______________________	Title: President
Date: ______________________	Date: March 31, 2006

VIRGINIA GOLD MINES INC.

By: A. Gaumond

Title: President

Date: March 31, 2006

M:\WP\Pothier\Virginia(5635)\2005\Éléonore\Closing\RoyaltyAgreement(BLK).doc

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement effective as of the date first written above.

GOLDCORP INC.	**VIRGINIA MINES INC.**
By: ______________ Lindsay Hall	By: ______________
Title: Executive Vice-President	Title: ______________
Date: March 31, 2006	Date: ______________

VIRGINIA GOLD MINES INC.

By: ______________

Title: ______________

Date: ______________

M:\WP\Poitier\Virginia(6635)\2005\Eleonore\Closing\RoyaltyAgreement.doc